UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        Provident Bankshares Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    743859100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      H. Jerry Shearer P. O. Box 7574, Columbia, S.C. 29202 (803) 749-7888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 4, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240, 13d-(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits, should be filed with the Commission. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  2  OF  12


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Zucker
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

       PF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     528,000
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     812,150
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     528,000
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     812,150
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,340,150
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  3  OF   12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Shearer
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     30,088
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     812,150
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     30,088
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     812,150
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     842,238
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  4  OF   12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Investors
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     812,150
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     812,150
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     812,150
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  5  OF   12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Partners, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     417,625
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     417,625
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     417,625
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  6  OF   12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shearer Enterprises, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     4,410
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     4,410
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,410
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.02%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

     Common stock of Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202 (the "Issuer").

Item 2.     Identity and Background

     Mid-Atlantic Investors ("Mid-Atlantic") is a general partnership organized under the laws of the state of South Carolina for the purpose of investing in financial institutions. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Messrs. Zucker and Shearer are the partners of Mid-Atlantic. Mid-Atlantic has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         Mid-Atlantic Partners, L.P., ("M-A Partners") is a limited partnership organized under the laws of South Carolina for the purpose of investing in financial institutions and other investments. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Mid-Atlantic is the general partner of M-A Partners. M-A Partners has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         Shearer Enterprises, Inc., ("SEI") is a corporation organized under the laws of the state of South Carolina. Its address is 289 Hunters Blind Drive, Columbia, South Carolina 29212. Its principal business is investing in securities. SEI has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

     H. Jerry Shearer is a natural person residing at 289 Hunters Blind Drive, Columbia, South Carolina 29212. His principal occupation is as managing partner of Mid-Atlantic. Mr. Shearer has not, during the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shearer is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The 1,370,238 shares of common stock as to which this filing relates were purchased for $29,332,341.15 with personal funds, working capital of Mid-Atlantic, M-A Partners and SEI, and on margin. Margin transactions were with Morgan Stanley Dean Witter & Co., on such firm's usual terms and conditions.

Item 4.     Purpose of Transaction

     The purpose of the acquisition of the securities by Mid-Atlantic, M-A Partners, SEI and Messrs. Shearer and Zucker is for investment and to take actions which may enhance the value of the securities as an investment. In conjunction therewith, M-A Partners, Mid-Atlantic, SEI, Mr. Shearer and/or Mr. Zucker may acquire and/or sell additional securities of the Issuer through open market purchases or privately negotiated transactions. M-A Partners, Mid-Atlantic, SEI, Mr. Shearer and/or Mr. Zucker may propose, sponsor or support candidates for election to the board of directors by proxy solicitation or otherwise. M-A Partners, Mid-Atlantic, SEI, Mr. Shearer and/or Mr. Zucker will seek to encourage a business combination between the Issuer and some third person, if such transaction would be profitable or desirable to M-A Partners, Mid-Atlantic, SEI, Mr. Shearer and/or Mr. Zucker. Mid-Atlantic has made a shareholder proposal advising the board of directors that it is the desire of the shareholders that the Issuer be sold promptly on terms that will maximize shareholder value. Mid- Atlantic, M-A Partners, SEI, Mr. Shearer and/or Mr. Zucker plan to solicit proxies in support of the proposal. M-A Partners, Mid-Atlantic, SEI, Mr. Shearer and/or Mr. Zucker may communicate further with other shareholders to the extent permitted under the proxy rules.

Item 5.     Interest in Securities of the Issuer

     M-A Partners, Mid-Atlantic, SEI, Mr. Zucker and Mr. Shearer together beneficially own 812,150 shares of the Issuer's common stock, over which they share voting, investment and dispositive power. Mr. Shearer beneficially owns another 25,678 shares of the Issuer's common stock. Mr. Shearer has sole voting, investment and dispositive power with respect to such 25,678 shares. Mr. Zucker beneficially owns an additional 528,000 shares of the Issuer's common stock. Mr. Zucker has sole voting, investment and dispositive power with respect to such 528,000 shares. SEI beneficially owns a further 4,410 shares of the Issuer's common stock. Mr. Shearer has sole voting, investment and dispositive power with respect to such 4,410 shares. As a group, M-A Partners, Mid-Atlantic Investors, SEI, Mr. Shearer and Mr. Zucker beneficially own 1,370,238 shares of the Issuer's common stock or 5.4%.

     The following shares were acquired in over-the-counter transactions in the previous 60 days:

                                                                     Per Share               Total
                                Date                Shares             Price              Purchase Pr.

Mid-Atlantic ...............  1/26/00               25,000             14.362              359,064.85
                              1/26/00               25,000             14.425              360,625.00
                              1/27/00               50,000             14.375              718,752.35

Jerry Shearer ..............   2/4/00               10,000             15.562              155,625.00
                              2/10/00                3,000             14.375               43,125.00

Jerry Zucker ...............  1/26/00               75,000             14.312            1,073,437.50
                              1/27/00              105,000             14.312            1,502,812.50
                              1/27/00               50,000             14.500              725,000.00
                              1/27/00               50,000             14.375              718,750.00
                              1/27/00               25,000             14.500              362,500.00
                              1/31/00               15,000             14.537              218,062.50
                              1/31/00                5,000             14.687               73,437.50
                               2/1/00               40,000             15.375              615,000.00
                               2/1/00                5,000             15.312               76,562.50
                               2/2/00               10,000             15.312              153,125.00
                               2/4/00               50,000             15.562              778,125.00
                               2/4/00               20,000             15.625              312,500.00
                               2/4/00                5,000             15.625               78,125.00
                               2/7/00                8,000             15.000              120,000.00
                               2/8/00               10,000             15.000              150,000.00
                               2/8/00                2,000             14.687               29,375.00
                               2/9/00                5,000             14.500               72,500.00
                              2/10/00               45,000             14.500              652,500.00
                              2/11/00                3,000             14.375               43,125.00

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     812,150 of the shares of common stock of the Issuer as to which this filing relates are partnership property of Mid-Atlantic or M-A Partners. As such, they will be voted and/or disposed of by the respective partnership pursuant to the vote of the partners of Mid-Atlantic, the general partner of M-A Partners. Any income or loss recognized by either partnership in connection with the ownership or disposition of such securities will be divided between the partners in accordance with the partnership agreements.

Item 7. Material to be Filed as Exhibits

     (a) Copy of the written agreement relating to the filing of joint acquisition statements.

     (b)  Power of Attorney.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                                             MID-ATLANTIC INVESTORS,  for itself
                                             and  as  General  Partner  of  MID-
                                             ATLANTIC PARTNERS, L.P.

                                                   /s/Jerry Zucker*
                                              By:_______________________________
Date: February 14, 2000                            Jerry Zucker, Partner


                                                    /s/H. Jerry Shearer
                                              By:_______________________________
Date: February 14, 2000                             H. Jerry Shearer, Partner


                                              SHEARER ENTERPRISES, INC.

Date:  February 14, 2000
                                                    /s/H. Jerry Shearer
                                              By:_______________________________
                                                     H. Jerry Shearer
                                                     President


                                                   /s/Jerry Zucker*
                                              ----------------------------------
Date: February 14, 2000                            Jerry Zucker


                                                    /s/H. Jerry Shearer
                                              ----------------------------------
Date: February 14, 2000                            H. Jerry Shearer

                                              *by H. Jerry Shearer
                                              Attorney-in-fact

                                                                     Exhibit (a)

                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY

     Pursuant to the requirements of Rule 13d-1(f)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of Provident Bankshares Corporation, which Schedule 13D relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

Dated this 14th day of February, 2000.

MID-ATLANTIC INVESTORS, for itself and as General Partner of MID-ATLANTIC PARTNERS, L.P.


                                           /s/H. Jerry Shearer
                                  By:________________________________
                                     Its General Partner


                                  SHEARER ENTERPRISES, INC.


                                           /s/H. Jerry Shearer
                                  By:_______________________________
                                           H. Jerry Shearer
                                           President


                                           /s/Jerry Zucker
                                  __________________________________*
                                  Jerry Zucker, individually and as a general
                                  partner of Mid-Atlantic Investors


                                           /s/H. Jerry Shearer
                                  ----------------------------------
                                  H. Jerry Shearer, individually and as a
                                  general partner of Mid-Atlantic Investors


                                  *By H. Jerry Shearer
                                   Attorney-in-Fact

                                                                              12
                                                                     Exhibit (b)

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of H. Jerry Shearer, Jerry Zucker and Mid-Atlantic Investors, a South Carolina General Partnership, hereby makes, constitutes and appoints H. Jerry Shearer and Jerry Zucker, and each of them acting individually, its and his true and lawful attorneys, with power to act without the other and with full power of substitution, to execute, deliver and file in its or his name and on its or his behalf, and in each of the undersigned partner's capacity or capacities as shown below, with the Securities and Exchange Commission (the "Commission") reports (and amendments and supplements thereto) relating to beneficial ownership of securities in Provident Bankshares Corporation on Forms 3, 4 and 5 and Schedule 13D under the Securities Exchange Act of 1934, and on such other forms as may be promulgated from time to time by the Commission; and each of Mid-Atlantic Investors and Jerry Zucker and H. Jerry Shearer, both individually and in their capacities as general partners of Mid-Atlantic Investors, grants to said attorneys, and to each of them, full power and authority to do and perform each and every act and thing whatsoever as said attorneys or attorney may deem necessary or advisable to carry out fully the intent of this power of attorney to the same extent and with the same effect as Mid-Atlantic Investors might or could do, and as each of said individuals might or could do personally in his capacity or capacities as aforesaid, and each of Mid-Atlantic Investors, and such individuals and general partners hereby ratifies and confirms all acts and things which said attorneys or attorney might do or cause to be done by virtue of this power of attorney and its or his signatures as the same may be signed by said attorneys or attorney, or any of them, to any or all of the following (and/or any and all amendments and supplements to any or all thereof): Forms 3, 4 and 5 and Schedule 13D and any other forms promulgated by the Commission for the purpose of reporting beneficial ownership or changes in beneficial ownership of securities, with respect to securities owned or hereafter acquired by any or all of them in Provident Bankshares Corporation.

     IN WITNESS WHEREOF, Mid-Atlantic Investors, has caused this power of attorney to be signed on its behalf, and each of the undersigned individually and in the capacity or capacities noted has hereunto set his hand, as of the dates indicated below.

                                      MID-ATLANTIC INVESTORS, a South Carolina
                                      General Partnership


                                               /s/H. Jerry Shearer
                                      By:_______________________________________
                                          Managing Partner


                                          Date:  February 14, 2000


Signature                            Title                           Date
---------                            -----                           ----

/s/H. Jerry Shearer
_______________________________     General Partner          February 14, 2000
H. Jerry Shearer


/s/Jerry Zucker
_______________________________     General Partner           February 10, 2000
Jerry Zucker